Exhibit 99.3

ELBIT IMAGING LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 16, 2010

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Mordechay Zisser, Shimon Yitzhaki and Tal Nachmanovich, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Elbit Imaging Ltd. (the "Company"), standing in the name of the undersigned at the close of business on August 17, 2010, at the Annual General Meeting of Shareholders of the Company (the "Meeting") to be held at the Company's offices, 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel, on Thursday, September 16, 2010, at 10:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the Meeting.

The shares represented by this proxy card will be voted in the manner directed.  To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all proposals, and in accordance with the discretion of the proxies on such other matters as may properly come before the Meeting.

(Continued and to be signed on reverse side)
____________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3, 4, 5, AND 6. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1: Election of directors.

1.1. Mordechay Zisser	☐	for	☐	against	☐	abstain
1.2. Shimon Yitzhaki	☐	for	☐	against	☐	abstain
1.3. David Rubner	☐	for	☐	against	☐	abstain
1.4. Moshe Lion	☐	for	☐	against	☐	abstain
1.5. Shmuel Peretz	☐	for	☐	against	☐	abstain

Proposal 2:  Reelection of Mr. Zvi Tropp as external director.

☐ for	☐ against	☐ abstain

Proposal 3: Option grant to directors, other than Mr. Mordechay Zisser.

☐ for	☐ against	☐ abstain

Proposal 4:

4. 1	Indemnification and liability insurance covering Mr. Mordechay Zisser.

☐ for	☐ against	☐ abstain

4. 2	Indemnification and liability insurance covering Mr. Shimon Yitzhaki.

☐ for	☐ against	☐ abstain

4. 3	Extension of the term of options of InSightec Ltd. held by Mr. Shimon Yitzhaki.

☐ for	☐ against	☐ abstain

Proposal 5: Extension of the management services agreement with a company controlled by Mr. Mordechay Zisser, upon the same terms as in effect as of today.

☐ for	☐ against	☐ abstain

Proposal 6: Re-appointment of Brightman Almagor Zohar & Co. as independent auditors.

☐ for	☐ against	☐ abstain

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. By signing this Proxy, the undersigned hereby certifies that the undersigned has no "personal interest" under the Israeli Companies Law in proposals 4.1 and 5.  (See Proposal No. 4 of the Proxy Statement for more information and for instructions on how to vote if you do have a "personal interest".)

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2010

(Signature of Shareholder) (Signature of Shareholder)

Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.